

07004657 ...MMISSION ...19



RECEIVED
MAR - 1 2007
PROCESSING

PB 3/16

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66566

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JAPANINVEST, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405 LEXINGTON AVENUE, SUITE 21J
(No. and Street)

NEW YORK, NY 10174
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SEAN FORBES (212) 867-8065
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHNEIDER & ASSOCIATES LLP
(Name – *if individual, state last, first, middle name*)

100 JERICHO QUADRANGLE, #236, JERICHO, NY 11753
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AB 3/17

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of ______________________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

JASON N. GONZALEZ
Notary Public, State of New York
No. 01GO6152049
Qualified in Queens County
Commission Expires Aug. 28, 2010



Signature

Executive Principal

Title



2/21/2007

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JAPANINVEST INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

JAPANINVEST INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

CONTENTS

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
New York State Society of CPAs
----
767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

REPORT OF INDEPENDENT AUDITORS

To the Stockholder
JapanInvest Inc.
New York, New York

We have audited the accompanying statement of financial condition of JapanInvest Inc. as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2006, in conformity with accounting principles generally accepted in the United States.



Jericho, New York
February 6, 2007

JAPANINVEST INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS	
Cash	$395,158
Receivables from brokers (Note 1)	114,613
Prepaid expenses	61,467
Deposits and other assets	17,451
Total assets	$588,689
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accrued expenses and other liabilities	$116,397
Commitments (Notes 1, 2 and 5)	
Stockholder's Equity	
Common stock, $500 par value; 200 shares authorized, issued and outstanding	100,000
Additional paid-in capital	228,003
Retained earnings	144,289
Total stockholder's equity (Note 3)	472,292
Total liabilities and stockholder's equity	$588,689

See accompanying summary of business and significant accounting policies and notes to financial statements.

JAPANINVEST INC.
SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
DECEMBER 31, 2006

ORGANIZATION

JapanInvest Inc. ("Company") is a wholly-owned subsidiary of JapanInvest Group plc. (the "Parent"). The Parent is a UK-based entity.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company markets independent research on Japanese companies listed on Japanese stock exchanges to institutional investors in the United States.

The Company does not carry customer accounts or otherwise hold funds or securities for customers and is, accordingly, exempt from the reserve requirement of SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that Rule.

CASH

Cash consists of deposits held in Company accounts at a single bank. Bank deposits are guaranteed by the Federal Deposit Insurance Corporation up to $100,000. The Company may be exposed to credit risk for the amounts of funds held in one bank in excess of insurance limits. In assessing this risk, the Company's policy is to maintain cash balances with high quality financial institutions.

REVENUE RECOGNITION

Commission revenues are recorded on a settlement date basis which does not vary materially from the trade date basis. Certain customers allocate revenues to the Company on an annual or other periodic basis. Such revenues are recorded once the Company has been notified of a settled amount. Commissions or fees received in advance are deferred until earned.

USE OF ESTIMATES

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted laws and tax rates that will be in effect when the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits that are not expected to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that such tax rate changes are enacted.

JAPANINVEST INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

NOTE 1 - RECEIVABLE FROM BROKERS

The Company has entered into commission sharing arrangements with a number of clearing brokers that execute, clear and settle all customer transactions on a delivery vs. payment (DVP) basis. In November 2006, the Company executed a clearing agreement with a major brokerage firm to carry and clear, on a fully disclosed basis, cash accounts only. The agreement has an initial one-year term, after which either party may terminate the agreement, without cause, by providing ninety days' written notice. Receivable from brokers represents amounts due from these firms.

NOTE 2 - RELATED PARTY TRANSACTIONS

Effective January 1, 2006, the Company and a London affiliate, JapanInvest Limited ("Ltd."), entered into an agreement whereby Ltd. would provide equity research and the use of research sales services offered through the Company's affiliate in Tokyo, Japan. In consideration, the Company will pay to Ltd. a quarterly Research Cost Sharing Fee in accordance with a formula specified in the agreement.

In December 2006, soon after the Parent became a public company in Japan, two Company employees exercised nonqualified stock options to purchase shares of the Parent's common stock. The options generated excess tax benefits of $128,003 that have been recognized as an increase in additional paid-in capital in accordance with SFAS No. 123R, "Share-Based Payment".

NOTE 3 - REGULATORY NET CAPITAL REQUIREMENT

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company's regulatory net capital was $354,468, which exceeded the required regulatory net capital by $346,708. The Company's ratio of aggregate indebtedness to regulatory net capital at December 31, 2006 was .33 to 1.

NOTE 4 - INCOME TAXES

Realized tax benefits from the exercise of stock options are required to be recognized as an increase in additional paid-in capital, with a corresponding decrease in income taxes payable.

NOTE 5 - LEASE COMMITMENTS

The Company leases an office facility under an operating lease agreement expiring June 30, 2009.

Future minimum lease payments as of December 31, 2006 are:

2007	$ 74,880
2008	74,880
2009	37,440
Total	$187,200

NOTE 6 - TRANSACTIONS WITH CUSTOMERS

The Company applies the provisions of the Financial Accounting Standard Board's Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify its clearing brokers for losses that it may sustain from the customer accounts introduced by the Company. The clearing brokers have not extended credit to such introduced customer accounts, and therefore, at December 31, 2006, there were no amounts to be indemnified to the clearing brokers for these accounts.

END